UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2018 (Report No. 1)

Commission file number: 001- 38041

THERAPIX BIOSCIENCES LTD.

(Translation of registrant’s name into English)

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Therapix Biosciences Announces Topline Results of Phase IIa Study at Yale University for Tourette Syndrome Program

On April 4, 2018, Therapix Biosciences (the “Company”) announced topline results of its Phase IIa investigator-initiated study at Yale University for THX-110 (which is a combination of dronabinol (∆-9-tetrahydracannabinol) and palmitoylethanolamide (PEA)) in the treatment of Tourette syndrome (TS). The study was a single-arm, open-label trial, in which each subject both received one daily treatment of THX-110 via oral administration and was followed-up for a period of 12 weeks. Sixteen subjects participated in the study and received THX-110 at the Yale University Child Study Center at Yale University in the United States. The primary endpoint of the study was to assess the performance of THX-110 in the treatment of adult patients suffering from symptoms of Tourette Syndrome, as measured by the Yale Global Tic Severity Scale Total Tic Score (YGTSS-TTS), the gold-standard and customary index for assessing symptom severity. Treatment was given in a dose titration regimen with a maximum dose of THX-110 consisting of 10mg dronabinol and 800mg PEA.

The topline results of the study showed that these 16 subjects with medication-refractory TS had a significant reduction of tic symptoms (paired t-test: Yale Global Tic Severity-Total Tic Score (YGTSS-TTS) mean difference (mean +/- SD) =7.9+/-8.4, t= 3.7, df=15, p=0.002) from baseline (YGTSS-TTS: 38.4 +/- 8.3) to endpoint YGTSS-TTS: 30.5 +/- 10.9). This resulted in an average tic reduction of 21% across the entire sample of 16 TS subjects. Six of the 16 medication-refractory TS subjects experienced a response to treatment as defined by a reduction in YGTSS-TTS of greater than 25%. Improvement over time with treatment was also observed when generalized linear models were used to analyze repeated measures data on the YGTSS-TTS. In the study, THX-110 demonstrated no significant effects on comorbid ADHD, anxiety, depression or OCD symptoms. The medication was generally well-tolerated by subjects with only two stopping treatment early (one due to sedation and another due to lack of improvement in tic symptoms). Twelve of the 16 subjects elected to continue into a 24-week extension phase of the trial, which is nearing completion. Based on these study results, the Company intends to initiate a randomized, double-blind, placebo controlled study to evaluate the safety, tolerability and efficacy of daily oral THX-110 in treating adults with TS.

Complete results from this study will be presented at the 2018 European Society for the Study of Tourette Syndrome meeting in Copenhagen, Denmark.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Therapix Biosciences Ltd. (Registrant)

By	/s/ Ascher Shmulewitz
Name:	Ascher Shmulewitz, M.D, Ph.D.
Title:	Chief Executive Officer

Date: April 8, 2018

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